Filed by European Aeronautic Defence and Space Company EADS N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: European Aeronautic Defence and Space Company EADS N.V.

and BAE Systems plc

Commission File Nos.: 132-02764 and 132-02763

Date: October 9, 2012

Interview with Tom Enders, EADS CEO

“If I wasn’t a born optimist, I would not have

started this project”

forum spoke with Tom Enders, EADS CEO, on his first four months in the job, a possible combination between EADS and BAE Systems, Vision 2020 and international DNA.

You have now passed the symbolic first 100 days of your tenure. How do you look back on this period?

Firstly, it was a very smooth transition from Louis Gallois to myself at EADS and from myself to Fabrice Brégier at Airbus. I’m not a new guy coming in, so people aren’t saying: ‘Well, let’s see what he does after the first 100 days.’ I’ve been in the top management and part of the decision-making process for 12 years, with Louis and the Executive Committee.

Unfortunately, spending roughly 60 out of the first 100 days on the EADS/BAE project, I have not yet met as many of our employees as I want to. As you can imagine, the combination project is very time-consuming.

Still, I met a lot of colleagues in June and July, and enjoyed frank discussions with employees at all levels and with workers’ representatives. I put a particular focus on the defence and space community because they presently have to cope with very difficult market challenges. I should say that I took quite a few of their observations and suggestions on board when we decided on the management and organisational changes in Cassidian. As a result, Cassidian now has, under the leadership of Bernhard Gerwert, a much better top management and a simplified, more effective organisation.

So why do you believe this EADS/BAE Systems combination would be good for EADS?

With one stroke, we would be able to implement all of the major elements in Vision 2020. With this one deal, we would basically have a balanced portfolio between Airbus and non-Airbus activities. With one deal, we would become a far more international company than we are today, thanks to BAE’s setup and the fact they are the world’s most international defence company. With one deal, we would also reach our goals in terms of services and product support, because almost 50% of BAE’s revenues are from services. These are exactly the goals we set with Louis five years ago: this deal would be nothing less than the implementation of Vision 2020 in 2013.

Together, we would have a stronger balance sheet, stronger cash flow, stronger EBIT and be better equipped to tackle the cyclical nature of the commercial aircraft business. BAE is a highly profitable company. A group that is more international and more financially resilient is obviously good news, not only for defence and space, but also for Airbus and our other commercial businesses.

What is the current status of discussions between EADS and BAE Systems and when can we expect a final decision?

We have throttled up the discussions with BAE since the early days of July and we’ve used the summer for intensive negotiations on various fronts, with BAE and with our stakeholders, namely the governments. Since the leak, we have been subject to UK stock market regulations. So we cannot disclose the details of terms under negotiation at this point. That’s obviously unfortunate in terms of communication with our employees and our investors. But we are making progress, including with the governments – even though it’s always tricky to deal with several of them at the same time. The complexity is enormous, with occasional frustrations. But at this point we expect to provide further clarity by 10 October. We are now clearly in the make-or-break phase.

Will BAE Systems fit in with our already multi-cultural company?

Well, it’s worth noting that we are already a British company today. We are as British as we are French, German and Spanish. We have more than 15,000 employees in the UK, where we are the second largest aerospace and defence company. So I see no cultural clash with BAE. We are already partners in military aircraft, missiles and other areas. The risk of the integration not working because of a ‘cultural gap’ is something I just don’t see. If anything, the combination will certainly help the international DNA and outlook of our Group.

Where would a joint Headquarters be located and how will the transaction affect EADS employees?

The location of the Headquarters is still under discussion. But without going into details, rest assured that I would have a strong preference to stick to the decisions and announcements I made a little while ago [smiles].

Overall, there should be limited impact on employees because there is little overlap between our activities and we are still growing commercially. However, it is clear that the combination with BAE offers important synergies between our defence and security activities. For example, any chance to develop and build future combat aircraft in Europe – manned or unmanned – would be greatly enhanced through the business combination. I know the new management at Cassidian has fully understood that and strongly supports the combination project.

Can you explain a little better what the structure of the combined group would look like?

What sounds complicated with ‘Dual Listed Companies’ (DLC) is in fact very easy and pragmatic. We would have ONE top-notch international team for the Boards of both companies and ONE executive team to manage the operations jointly. With the DLC concept, the new company would be up and running much faster than if we went through the normal, lengthy and complex legal integration process.

The other advantage is that we have a good chance to establish a corporate governance more like that of a ‘normal’ company than we have today. That would be extremely valuable for this Group going forward, particularly in view of our international ambitions.

You are making history. Could you describe the feeling of taking a step that some say may be bigger than the formation of EADS?

This is not about making history or about empire-building. This is about shaping the future, about securing growth and competitiveness for decades to come. It is a team effort, I’m not a lone ranger in this. Board members are very supportive and I am in regular contact with them. We are convinced that this is the right time to do this deal, the other side is convinced and it always takes two to tango. The aim, going back to Vision 2020, is to have a more financially resilient Group, with an improved international footprint and a stronger portfolio of technologies and products. That is what’s motivating us to pursue this deal.

We are focused on making it happen, but if we fail, it will not be because the two companies couldn’t agree. It will be because others couldn’t get their act together and provide the necessary prerequisites for the combination. One way or another, our industry will not look the same after the project.

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Quotes:

“A group that is more international and financially resilient is good news”

“This is about shaping the future, about securing growth and competitiveness for decades to come”

Notice to US Investors

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act") or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS or BAE Systems, as applicable, and that will contain detailed information about EADS and BAE Systems and their respective management, as well as financial statements.  To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS or BAE Systems, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS and BAE Systems shareholders by EADS and BAE Systems and, if required, will either be furnished to or filed with the SEC.  Holders of BAE Systems securities or of EADS securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.